July 24, 2007

SENT VIA FACSIMILE: (202) 772-9369

CONFIRMATION VIA FED EX & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:

Mark Wojciechowski, Staff Accountant

Re:

Golden Patriot, Corp.

Form 10-KSB for the Fiscal Year ended April 30, 2006

Filed August 11, 2006

Form 10-QSB/A for the Quarterly Period ended October 31, 2006

Filed December 21, 2006

File Number 000-33065

Dear Mr. Wojciechowski:

We have received and read your letter dated March 6, 2007, regarding the above-referenced matters.  In response to your comments and inquiries specified in that letter, we offer the following information.  We understand that after you review the information specified in this letter you may have additional questions or comments.  Notwithstanding, hopefully, the information provided in this letter is a sufficient response to your questions and comments.

Please note that we have attached two clean copies and two redlined copies of the Form 10-KSB/A and the Form 10-QSB/A for your review. We are also in the process of EDGAR filing these documents.

Form 10-KSB for the Fiscal Year ended April 30, 2006

Market for Common Equity and Related Stockholder Matters, Page 13

Stock Options, Page 13

1.  We received the funds on April 13, 2006, and recorded an appropriate liability of $70,000.00, as a loan to us.  This amount was presented in our financial statements as advances payable.  We repaid this amount on August 29, 2006.  No additional consideration was provided by us to the consultant in lieu of the unexercised options.

Management’s Discussion and Analysis of Financial Condition or Plan of Operation, Page 17

Plan of Operations, Page 17

2. We received two separate deposits each for $700,000.00 and one deposit for $600,000 regarding the $2,000,000.00 callable secured convertible notes.  The first deposit of $700,000.00 was received by us on April 18, 2006.  We had access to those funds on April 18, 2006, which is the date that those funds were wired to our bank account.  The second deposit of $600,000.00 was received by us in May 2006, after we first filed the Registration Statement on Form SB-2.  We had access to those funds in May 2006, when those funds were wired to our bank account.  The Registration Statement on Form SB-2 was declared effective on August 18, 2006.  We received a final deposit of $700,000.00 on August 23, 2006.  We will revise our disclosure to specify the date when we obtained access to those funds.  There were no restrictions placed on us regarding access to those funds.

Security Ownership of Certain Beneficial Owners and Management, Page 25

Changes in Control, Page 26

3.  The secured convertible notes are secured by all of our assets and property.  As such, if we default on the secured convertible notes, we could be forced to forfeit all of our assets and property to the noteholders, which, in effect, could cause a change in control of our business, in that our business assets would be owned by the noteholders.  We will revise our disclosure to clarify this point.

Though the notes and warrants are convertible into a large number of shares of our common stock, the conversion of the notes and/or warrants will not cause a change of control of our company because the common stock owned by the noteholders at any one time must not exceed 4.99% of our outstanding common stock as determined in accordance with Section 13(d) of the Securities  Exchange Act of 1934.

As such, the conversion terms of the notes are not applicable to the change of control section, and we think that the disclosure should not be revised to specify the conversion terms of the notes.

Exhibits, Page 27

Documents Incorporated by Reference, Page 27

4. We will revise our disclosure to update the address of the Securities and Exchange Commission to be 100 F Street, N.E., Washington, D.C. 20549.

Report of Independent Registered Public Accounting Firm

5.  We concluded that it is appropriate to have an audit report issued by Amisano Hansen, Chartered Accountants, as Amisano Hansen is registered with the Public Company Accounting Oversight Board and is licensed within the United States, specifically in the State of Nevada.  Additionally, in consideration of Article II of Regulation S-X and Section 5.K of International Reporting and Disclosure Issues in the Division of Corporate Finance, we note:

(a)

our assets, as reported on our April 30, 2006, Balance Sheet, are located in Canada;

(b)

our management personnel are located equally within the United States and Canada;

(c)

our accounting records are located in Canada; and

(d)

the majority of our audit work is conducted outside the United States.

Consolidated Statements of Cash Flows

6.  $46,940.00 represents the non-cash portion of the option payment received by us from Minterra (Note 3 Mineral Properties-Scoonover Property).  Specifically, this entry represented the equity or trading securities received for the option.  It has been reported on a non-cash transaction to remove the non-cash portion of the total amount specified as “mineral property option payments received” within the Statement of Operations, as part of Net Loss for the period.

7.  The Statements of Cash Flows have been amended to remove the word “unaudited”.  We will amend our filing to remove the word “unaudited”.

Notes to the Financial Statements

Note 2- Summary of Significant Accounting Policy

Equity Securities

8.  As our equity securities are comprised of trading securities only, 21(e) of SFAS 115 is applicable.  Accordingly, we have revised the April 30, 2006, financial statements to include in the significant accounting policy for equity securities in Note 2, the portion of trading gains and losses for the period that relates to trading securities held on the reporting date.

Note 7-Callable Secured Convertible Notes

b) Summary of Callable Secured Convertible Notes

9.  We have recorded derivative liabilities for each of the embedded conversion features and detachable warrant components of the Callable Secured Convertible Note pursuant to the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). These components of those notes, however, satisfy the definition of equity instruments as prescribed by the Emerging Issues Task Force “EITF” Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Stock”.  As a result, those components of those notes qualify for the scope exception in SFAS 133, and the proceeds received with regards to those notes are allocated among the debt instruments and the detachable warrants based upon their relative fair values in accordance with the provisions of APB-14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”.  Subsequent to the allocation of proceeds, the balance allocated to the debt portion of the instruments is evaluated, in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, to determine whether the instrument specifies a beneficial conversion feature at inception.  Additionally, EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” indicates that this evaluation is done using the effective conversion price inherent in the debt instrument.  Any discount resulting from a beneficial conversion feature is expensed as interest expense at inception, as the debt is immediately convertible.  On April 12, 2006, we issued Callable Secured Convertible Notes totaling $700,000.00 with detachable warrants to purchase eleven million (11,000,000) shares of our common stock and which were allocated at a fair value of $441,024.00, and the Callable Secured Convertible Notes were, also, determined to have a beneficial conversion feature valued at $222,119.00.  Accordingly, as disclosed in our financial statements for the nine months ending January 31, 2007, we have changed our accounting for these instruments and have revised our financial statements and related disclosures for our year ended April 30, 2006.

10. The Black-Scholes model was used to assess the relative fair value of the detachable warrants at the time of their issuance.  The Black-Scholes model can be relied upon to provide a reasonable fair value of the detachable warrants.  This is no longer applicable, however, given the amendment specified in Item 9 above.

As the detachable warrants are not subject to the provisions of SFAS 133, as specified above, those warrants are not revalued from period to period, obviating the requirement for consideration of any valuation models.

Note 12 Non-Cash Transactions

11. The provisions of Note 12 have been amended to disclose more accurately the presentation of the transactions within the Statement of Cash Flows.

12. At April 30, 2006, the one million (1,000,000) warrants had not been issued and, therefore, were contingently issuable.  Therefore, no value was recorded and there is no disclosure required pursuant to non-cash transactions.

Form 10-QSB/A for the Quarterly Period ended October 31, 2006

General

13. The 10-QSB filed on December 20, 2007 was filed without the required financial statements.  The December 21, 2007 amendment included the required financial statements.

Interim Consolidated Statements of Operations

14. We have revised our calculation of the loss per share.

Notes to the Interim Consolidated Financial Statements

15.  We have expanded our disclosure to specify the impact of adopting SFAS 123(R).

Hopefully, the information specified by the provisions of this letter is completely responsive to your questions on comments specified in your letter dated March 6, 2007.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Golden Patriot, Corp.,

a Nevada corporation

By: /s/ Bradley Rudman

       Bradley Rudman

Its: President